Exhibit (a)(1)(I)

FORM OF EMAIL NOTICE

REGARDING REJECTION OF OPTIONS FOR EXCHANGE

From:	TherapeuticsMD, Inc.
Re:	Notice of Rejection of Options for Exchange

Thank you for your submission of the Election Form pursuant to the Offer to Exchange Eligible Options for New Restricted Stock Units, dated August 26, 2021 (the “Exchange Offer”). With this letter, we are notifying you that TherapeuticsMD, Inc. (“TherapeuticsMD”) has rejected for exchange the options listed on your Election Form. Accordingly, your options will remain outstanding and subject to their original terms. For additional information regarding the rejection of your options for exchange, please contact Tony Wong, Director, Accounting & SEC Reporting at equityawards@therapeuticsmd.com.

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Exchange Offer.